UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Magnum Hunter Resources Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

55973B102

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.11%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,405,478 Common Shares 571,773 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,405,478 Common Shares 571,773 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,405,478 Common Shares 571,773 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.97%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,996,226 Common Shares 671,458 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,996,226 Common Shares 671,458 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,996,226 Common Shares 671,458 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.81%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,682 Common Shares 4,657 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 74,682 Common Shares 4,657 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,682 Common Shares 4,657 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 803,860 Common Shares 52,798 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 803,860 Common Shares 52,798 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,860 Common Shares 52,798 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.43%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 914,275 Common Shares 55,797 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 914,275 Common Shares 55,797 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 914,275 Common Shares 55,797 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.48%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 842,859 Common Shares 55,068 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 842,859 Common Shares 55,068 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,859 Common Shares 55,068 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.45%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 383,863 Common Shares 23,379 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 383,863 Common Shares 23,379 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,863 Common Shares 23,379 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.20%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 774,762 Common Shares 51,117 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 774,762 Common Shares 51,117 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 774,762 Common Shares 51,117 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.41%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,084,193 Common Shares 71,485 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,084,193 Common Shares 71,485 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,084,193 Common Shares 71,485 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.58%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 132,331 Common Shares 9,006 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 132,331 Common Shares 9,006 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,331 Common Shares 9,006 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 719,027 Common Shares 47,416 Common Shares issuable upon exercise of warrants

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 719,027 Common Shares 47,416 Common Shares issuable upon exercise of warrants

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 719,027 Common Shares 47,416 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.38%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.11%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,229,080 Common Shares 2,142,858 Common Shares issuable upon exercise of warrants

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.11%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Shares”) of Magnum Hunter Resources Corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 777 Post Oak Boulevard, Suite 650, Houston, TX 77056.

Item 2.   Identity and Background

This Statement is being filed by and on behalf of Relational Investors Mid-Cap Fund I, L.P. (“MC I”), Relational Investors Mid-Cap Fund II, L.P. (“MC II”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Investors IX, L.P. (“RI IX”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P. (“RI XVI”), Relational Investors XX, L.P. (“RI XX”), Relational Investors XXIII, L.P. (“RI XXIII”), Relational Investors XXIV, L.P. (“RI XXIV”) and RH Fund 1, L.P. (“RHF 1”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each, is investing in securities.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”.  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are each citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

RILLC and the Managed Accounts purchased an aggregate of 8,097,524 Shares and 528,904 Warrants for a total consideration (including brokerage commissions) of $60.3 million derived from capital of RILLC and the Managed Accounts.

The Relational LPs purchased an aggregate of 22,131,556 Shares and 1,613,954 Warrants for total consideration (including brokerage commissions) of $162.7 million derived from the capital of the Relational LPs and margin borrowings from Credit Suisse Securities (USA) LLC (“CSSU”) for RFP, RCP, RI XX, RI XXIII and RHF 1.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by RFP, RCP, RI XX, RI XXIII and RHF 1 to secure repayment of the margin borrowings described above.

Item 4.                                                         Purpose of Transaction

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued and represented an attractive investment opportunity.

On May 27, 2014, the Relational LPs and RILLC on behalf of the Managed Accounts entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Company to purchase, in a private offering, 21,428,580 Shares and warrants (the “Warrants”) to purchase up to an aggregate of 2,142,858 Shares (the “Warrant Shares” and, together with the Shares, the “Registrable Shares”) for an aggregate purchase price of $150,000,060. The private offering closed on May 29, 2014. As discussed with the Company in anticipation of the deal and confirmed by the Company in its Form 8-K filed on May 30, 2014, it intends to use the net proceeds from the sale for general corporate purposes, which the Company anticipates will include (i) adding an additional drilling rig to accelerate its drilling operations in the Marcellus Shale and Utica Shale in Ohio and West Virginia on the Company's existing approximately 200,000 leasehold acres, (ii) funding the acquisition of new oil and gas leases covering acreage in those shale plays in Ohio and West Virginia and (iii) repaying a portion of the outstanding indebtedness under its senior revolving credit facility. The Securities Purchase Agreement contains terms and conditions that are customary for a transaction of this type.  Under the Securities Purchase Agreement, the Company and the Relational LPs and RILLC on behalf of the Managed Accounts also agreed to certain customary cooperation provisions.

The Warrants represent the right to purchase fully paid and non-assessable Shares at an initial exercise price of $8.50 per share (subject to certain adjustments to the exercise price and the number of Shares issuable upon exercise of the Warrants, as set forth in the Warrants). No fractional share or cash in lieu thereof is required to be issued or paid upon the exercise of the Warrants.  The Warrants are exercisable beginning on May 29, 2014, and thereafter until April 15, 2016.  The Company may redeem the Warrants at any time in whole or in part at $0.001 per Share issuable upon exercise of the Warrants (subject to equitable adjustment to reflect stock splits, stock dividends, stock combinations, recapitalizations and like occurrences) upon not less than 30 days’ prior written notice to the registered holders of the Warrants. In the event the Company exercises its right to redeem the Warrants, the Warrants may be exercised until the close of business on the redemption date to the extent the exercise of the Warrants is otherwise permitted by the terms of the Warrants.  Notwithstanding the foregoing, the Company may redeem the Warrants only if it also redeems the warrants it previously issued pursuant to that certain Warrants Agreement, dated October 15, 2013, by and between the Company and American Stock Transfer & Trust Company, Inc.

The Relational LPs and RILLC on behalf of the Managed Accounts also entered into a registration rights agreement dated May 27, 2014 (the “Registration Rights Agreement”) with the Company pursuant to which the Company has agreed to file a registration statement registering the resale of the Registrable Shares within 10 days following the closing of the private offering. The Registration Rights Agreement requires the Company to use its reasonable best efforts to have the registration statement declared effective within 90 days following the closing of the private offering (or 120 days if the Company receives written comments from the Securities and Exchange Commission (“SEC”) on the registration statement). If (i) the registration statement registering the resale of the Registrable Shares has not been filed within 10 days or declared effective within 90 or 120 days, as applicable, following the closing of the private offering or, after effectiveness, the registration statement ceases to be effective and available for resales (subject to certain exceptions and grace periods), or (ii) the Company fails to satisfy the current public information requirement of Rule 144 under the Securities Act of 1933, as amended, and, as a result, the Relational LPs and RILLC on behalf of the Managed Accounts is unable to sell the Registrable Shares without restriction under Rule 144, then the Company will be required to pay to each of the Relational LPs and RILLC on behalf of the Managed Accounts, pro rata, as liquidated damages, an amount equal to 1% of the aggregate purchase price for any Registrable Shares then held by each of the Relational LPs and RILLC on behalf of the Managed Accounts for each one-month period of delay (pro-rata for a lesser period of delay).  The maximum aggregate liquidated damages that may be payable by the Company under clause (i) of the preceding sentence shall be 5% of the aggregate purchase price for any Registrable Shares and under clause (ii) of the preceding sentence shall be 10% of the aggregate purchase price for any Registrable Shares.

These summaries of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit C, Exhibit D and Exhibit E to this Schedule 13D (and which are incorporated by reference to Exhibits 10.1, 10.2 and 10.3 of the Current Report on Form 8-K filed by the Company on May 30, 2014).

The Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests and contractual obligations. The Reporting Persons and their representatives and advisers intend to continue to discuss the Company and its performance with members of the Company’s board and management. In addition, the Reporting Persons may communicate with other shareholders, industry participants, and other interested parties about issues concerning the Company.

The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable and certain contractual restrictions) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. Subject to certain contractual restrictions, the Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 30,229,080 (or 15.21% of the outstanding Shares) and 2,142,858 Warrants constituting beneficial ownership of 16.11% of the outstanding Shares assuming the exercise in full of the Warrants.  The percentage of Shares owned is based upon 177,331,298 Shares outstanding on May 9, 2014, as set forth in the Issuer’s Form 10-Q for the quarter ended March 31, 2014, and 21,428,580 Shares and 2,142,858 Warrants issued to the Reporting Persons pursuant to the Securities Purchase Agreement.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	# OF SHARES	# OF WARRANTS	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	8,097,524	528,904	4.29%	Sole
MC I	7,405,478	571,773	3.97%	Sole
MC II	8,996,226	671,458	4.81%	Sole
RFP	74,682	4,657	0.04%	Sole
RCP	803,860	52,798	0.43%	Sole
RI IX	914,275	55,797	0.48%	Sole
RI XV	842,859	55,068	0.45%	Sole
RI XVI	383,863	23,379	0.20%	Sole
RI XX	774,762	51,117	0.41%	Sole
RI XXIII	1,084,193	71,485	0.58%	Sole
RI XXIV	132,331	9,006	0.07%	Sole
RHF 1	719,027	47,416	0.38%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 8,097,524 Shares and 528,904 Warrants that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of the Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 22,131,556 Shares and 1,613,954 Warrants beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in Item 4 and the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and except for the investment discretion and voting authority described in Item 2 of this Statement and in the respective partnership agreements and investment management agreements of the Relational LPs and Managed Accounts which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s or managed account’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions of the Securities Purchase Agreement, the Registration Rights Agreement and the Warrants Agreement in Item 4 do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are incorporated herein by reference to Exhibits 10.1, 10.2 and 10.3 to the Current Report on Form 8-K filed by the Company with the SEC on May 30, 2014.

Item 7.  Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days not previously reported.

Exhibit B – Joint Filing Agreement.

Exhibit C – Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K dated May 30, 2014)

Exhibit D – Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated May 30, 2014)

Exhibit E – Form of Warrant (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K dated May 30, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2014

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.
RELATIONAL INVESTORS XX, L.P.
RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS XXIV, L.P.
RH FUND 1, L.P.

By:		RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder